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              UNITED STATES                       ------------------------------
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         WASHINGTON, D.C. 2054                    ------------------------------
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                                 SCHEDULE 13D/A*

                    Under the Securities Exchange Act of 1934

                           Mobility Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60741U101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert Atchinson
                        Adage Capital Partners GP, L.L.C.
                        200 Clarendon Street, 52nd Floor
                                Boston, MA 02116
                                 (617) 867-2800

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------------------               --------------------------------
CUSIP NO.    60741U101                                        PAGE 3 OF 10 PAGES
---------------------------------               --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        6,851,800
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,851,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            6,851,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
            21.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------               --------------------------------
CUSIP NO.    60741U101                                        PAGE 4 OF 10 PAGES
---------------------------------               --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Partners GP, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        6,851,800
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,851,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,851,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            21.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------               --------------------------------
CUSIP NO.    60741U101                                        PAGE 5 OF 10 PAGES
---------------------------------               --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Advisors, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        6,851,800
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,851,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,851,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            21.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------               --------------------------------
CUSIP NO.    60741U101                                        PAGE 6 OF 10 PAGES
---------------------------------               --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Atchinson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        6,851,800
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,851,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            6,851,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
            21.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------               --------------------------------
CUSIP NO.    60741U101                                        PAGE 7 OF 10 PAGES
---------------------------------               --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Phillip Gross
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------- --------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        6,851,800
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,851,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,851,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            21.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

CUSIP NO.    60741U101           SCHEDULE 13D/A               PAGE 8 OF 10 PAGES


         Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on October 23, 2006 (the "Original Schedule 13D"). This Amendment No. 1 is being filed by (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), (iv) Robert Atchinson ("Mr. Atchinson") and (v) Phillip Gross ("Mr. Gross" and together with ACP, ACPGP, ACA and Mr. Atchinson, the "Reporting Persons") relating to the shares of common stock, $0.01 par value (the "Shares"), of Mobility Electronics, Inc., a Delaware corporation (the "Company").

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit A to the Original Schedule 13D.

          ACP has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any Shares. By reason of the provisions of Rule 13d-3 of the Act, ACPGP and ACA may be deemed to own beneficially the Shares owned by ACP. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Shares beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Shares beneficially owned by ACP.

         ACPGP, ACA, Mr. Atchinson and Mr. Gross disclaim beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

         The 6,851,800 Shares reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $45,546,867. The source of funds for the purchase of the Shares reported in this Amendment No. 1 was the working capital of ACP.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,851,800 Shares, constituting approximately 21.6% of such class of securities based upon the 31,691,489 Shares outstanding, which is the total number of Shares outstanding as reported in the Company's quarterly report filed on Form 10-Q for the quarter ended September 30, 2006.

CUSIP NO.    60741U101           SCHEDULE 13D/A               PAGE 9 OF 10 PAGES


         (b) The Reporting Persons have shared voting and dispositive powers with respect to 6,851,800 Shares.

         (c) The following transactions in the Shares were effected by the Reporting Persons since the filing of the Original Schedule 13D. All of the Shares were purchased in open market transactions.


-------------------------------------- ------------------ -------------------------------- ---------------------------
                NAME                         DATE                NUMBER OF SHARES               PRICE PER SHARE
                                                                 PURCHASED/(SOLD)
-------------------------------------- ------------------ -------------------------------- ---------------------------
    Adage Capital Partners, L.P.          11/14/2006                  22,200                          2.97
-------------------------------------- ------------------ -------------------------------- ---------------------------
    Adage Capital Partners, L.P.          11/14/2006                  14,000                          3.09
-------------------------------------- ------------------ -------------------------------- ---------------------------
    Adage Capital Partners, L.P.          11/15/2006                  54,000                          3.13
-------------------------------------- ------------------ -------------------------------- ---------------------------
    Adage Capital Partners, L.P.          11/16/2006                 109,800                          3.21
-------------------------------------- ------------------ -------------------------------- ---------------------------





CUSIP NO.    60741U101           SCHEDULE 13D/A              PAGE 10 OF 10 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2006

                                    ADAGE CAPITAL PARTNERS, L.P.

                                    BY: ADAGE CAPITAL PARTNERS GP, L.L.C.,
                                        ITS GENERAL PARTNER
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ Robert Atchinson
                                    --------------------------------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL PARTNERS GP, L.L.C.
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ Robert Atchinson
                                    --------------------------------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL ADVISORS, L.L.C.

                                    /s/ Robert Atchinson
                                    --------------------------------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ROBERT ATCHINSON

                                    /s/ Robert Atchinson
                                    --------------------------------------------
                                    ROBERT ATCHINSON, INDIVIDUALLY


                                    PHILLIP GROSS

                                    /s/ Phillip Gross
                                    --------------------------------------------
                                    PHILLIP GROSS, INDIVIDUALLY